Exhibit 99.25

Execution version

INVESTOR RIGHTS AND GOVERNANCE AGREEMENT

BETWEEN

MDC INDUSTRY HOLDING COMPANY LLC

AND

EQUINOX GOLD CORP.

DATED AS OF APRIL 11, 2019

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INVESTOR RIGHTS AND GOVERNANCE AGREEMENT

THIS INVESTOR RIGHTS AND GOVERNANCE AGREEMENT is entered into as of April 11, 2019 between:

MDC INDUSTRY HOLDING COMPANY LLC, a company incorporated under the laws of the United Arab Emirates (“MDCI”); and

EQUINOX GOLD CORP., a company incorporated under the laws of the Province of British Columbia (the “Corporation”).

WHEREAS MDCI and the Corporation entered into a Subscription Agreement dated as of February 25, 2019 (the “Subscription Agreement”), pursuant to which, among other things, MDCI agreed to subscribe for and purchase, and the Corporation agreed to issue and sell, on a private placement basis, securities in the form of a convertible debenture in the aggregate principal amount of U.S.$130,000,000 (the “Debenture”) in accordance with the terms and conditions of the Subscription Agreement;

WHEREAS any outstanding principal of the Debenture is convertible into Common Shares (as defined below) at MDCI’s option in accordance with the terms and conditions of the Debenture;

WHEREAS in connection with, and as a condition to, the consummation of the issuance of the Debenture, the Parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations;

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:

Article 1 - INTERPRETATION

Section 1.1    Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person;

“Agreement” means this Investor Rights and Governance Agreement, including its recitals and schedules, as amended from time to time.

“Anti-Dilution Non-Cash Securities” has the meaning assigned thereto in Section 3.3(b).

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“Anti-Dilution Top-Up Shares” has the meaning assigned thereto in Section 3.5(a).

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Corporation.

“Bought Deal” means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation pursuant to a “bought deal” letter prior to the filing of a prospectus or prospectus supplement or a Distribution pursuant to an overnight marketed offering.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or Abu Dhabi, United Arab Emirates.

“Canadian Reporting Jurisdictions” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

“Canadian Securities Laws” means the applicable securities laws of the Canadian Reporting Jurisdictions, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Securities Regulatory Authorities.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding.

“Closing Date” has the meaning assigned thereto in the Subscription Agreement.

“Common Shares” means the common shares in the capital of the Corporation.

“Control” has the meaning assigned thereto in Section 1.5.

“Convertible Securities” means any securities convertible into or exercisable or exchangeable for Common Shares, including convertible debt securities and rights to purchase equity securities.

“Debenture” has the meaning assigned thereto in the recitals hereto;

“Director Eligibility Criteria” has the meaning assigned thereto in Section 2.1.

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“Distribution” means a distribution or sale of the Common Shares (or any other Equity Securities) to the public by means of a prospectus under Canadian Securities Laws.

“Distribution Notice” has the meaning assigned thereto in Section 4.1(a).

“Equity Financing” means the issuance and sale of Equity Securities, directly or indirectly, for cash or cash equivalents.

“Equity Financing Notice” has the meaning assigned thereto in Section 3.2(a).

“Equity Securities” means the Common Shares or Convertible Securities.

“Exchange” means the TSX Venture Exchange and/or any other stock exchange on which the Common Shares are listed at any given time.

“Governmental Authority” means any domestic, foreign, federal, provincial, state or local legislative, executive, judicial, regulatory, arbitral or administrative body having or purporting to have jurisdiction in the relevant circumstances, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof.

“Material Subsidiaries” has the meaning assigned thereto in the Debenture.

“MDCI Equity Right” has the meaning assigned thereto in Section 3.1.

“MDCI Nominee” has the meaning assigned thereto in Section 2.1(b).

“MDCI Pro Forma Percentage” means the percentage of the issued and outstanding Common Shares owned beneficially by MDCI and its Affiliates, collectively, calculated in accordance with Section 1.4.

“Non-Cash Consideration Value” means, in the case of a Non-Cash Transaction under which the Corporation issues Equity Securities for non-cash consideration, the implied price per Equity Security based upon the fair market value of the non-cash consideration received by the Corporation as determined in good faith by the Board.

“Non-Cash Transaction” means a transaction whereby the Corporation issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company.

“Non-Cash Transaction Notice” has the meaning assigned thereto in Section 3.3(a).

“Outstanding (Partially-Diluted) Equity Securities” means the number of the Common Shares issued and outstanding at a particular time on a partially-diluted basis (assuming conversion or exercise of all Convertible Securities held by MDCI).

“Parties” means MDCI and the Corporation and “Party” means any one of them.

“person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

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“Piggyback Registration” has the meaning assigned thereto in Section 4.1(a).

“Prospectus” means a “prospectus”, as such term is used in National Instrument 41-101 - General Prospectus Requirements, including all amendments and supplements thereto.

“Qualifying Securities” has the meaning assigned thereto in Section 4.1(a).

“Representatives” means, with respect to a person, such person’s officers, directors, employees, agents, professional advisors, counsel and other representatives.

“Sandstorm Debenture” means the convertible debenture issued by the Corporation in favour of Sandstorm Gold Ltd., as amended on January 3, 2018, in a principal amount of US$18,900,000, as may be amended from time to time.

“Scotia Facility” means the credit agreement dated as of October 30, 2018, as amended on November 22, 2018, among Solius AcquireCo Inc., as borrower, the Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and the Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time;

“Securities Regulatory Authorities” means, collectively, the securities regulatory authority in the Canadian Reporting Jurisdictions.

“Shareholders” means the shareholders of the Corporation.

“Specified Indemnified Party” has the meaning assigned thereto in Section 6(d) of Schedule A.

“Specified Indemnifying Party” has the meaning assigned thereto in Section 6(d) of Schedule A.

“Subsidiary” means, with respect to any person, an entity which is Controlled by such person.

“Top-Up Day” has the meaning assigned thereto in Section 3.5(a).

Section 1.2    Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

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(b)	all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;
(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;
(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of Canada and, for greater certainty, “$” means Canadian dollars;
(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and
(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.3    Schedules

Attached to and forming part of this Agreement are the following schedules:

Schedule A - Registration Rights Procedure

Section 1.4    Calculation of MDCI Pro Forma Percentage

Subject to Section 3.2(c) and Section 3.4(a), for the purposes of this Agreement, the MDCI Pro Forma Percentage at any given time shall be calculated by using the number of the Common Shares owned beneficially by MDCI and its Affiliates, collectively, including the number of Common Shares issuable upon the conversion of the issued and outstanding Debenture at the relevant time, and dividing such number by the number of Outstanding (Partially-Diluted) Equity Securities.

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Section 1.5    Control

(a)	For the purposes of this Agreement:
(i)	a person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;
(ii)	a person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and
(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A person is deemed to Control, within the meaning of Section 1.5(a)(i) or Section 1.5(a)(ii), an entity if the aggregate of:
(i)	any securities of the entity that are beneficially owned by that person; and
(ii)	any securities of the entity that are beneficially owned by any entity Controlled by that person;

is such that, if that person and all of the entities referred to in Section 1.5(c)(ii) that beneficially own securities of the entity were one person, that person would Control the entity.

Article 2 - GOVERNANCE

Section 2.1    Right to Nominate Directors

(a)	On the Closing Date, the size of the Board will be increased to eight directors and an individual nominated by MDCI (the “Initial MDCI Nominee”) will be appointed to the Board, provided that the Initial MDCI Nominee consents in writing to serve as a director, meets the qualification requirements to serve as a director under the rules of the Exchange, shall be eligible under the BCBCA to serve as a director, acknowledges that he or she has read the Corporation’s Code of Conduct and Business Ethics and the Board has approved the nominee, acting reasonably (collectively, the “Director Eligibility Criteria”).
(b)	For so long as the MDCI Pro Forma Percentage is at least 10%, MDCI shall be entitled to designate one individual to be nominated at each meeting of Shareholders at which directors of the Corporation are to be elected (each, an “MDCI Nominee”).

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(c)	The Corporation agrees that except as otherwise provided herein or with the prior written consent of MDCI, the size of the Board shall not be increased above eight directors.
(d)	Any MDCI Nominee shall at the time of election or appointment to the Board for the first time meet the Director Eligibility Criteria.
(e)	The Corporation shall cause each MDCI Nominee to be included in the slate of nominees proposed by the Board to its Shareholders for approval as directors at each meeting of the Shareholders where Directors are to be elected by Shareholders.
(f)	The Corporation shall use commercially reasonable efforts to cause the election of each MDCI Nominee, including soliciting proxies in favour of the election of each MDCI Nominee.
(g)	The Corporation shall notify MDCI in writing promptly upon determining the date of any meeting wherein Directors are to be elected.
(h)	MDCI shall, after consultation with the Corporation in good faith, advise the Corporation of the identity of the MDCI Nominee within five (5) Business Days following receipt by MDCI of written notice of the meeting as set forth in Section 2.1(g). If MDCI does not advise the Corporation of the identity of the MDCI Nominee prior to such deadline, then MDCI will be deemed to have nominated the incumbent MDCI Nominee(s).
(i)	If any MDCI Nominee ceases to hold office as a director of the Corporation for any reason (including death, disability, resignation or removal by MDCI), MDCI shall be entitled to nominate an individual (so long as such individual satisfies the Director Eligibility Criteria) to replace him or her and the Corporation shall promptly take commercially reasonable steps to appoint, within 15 days of such nomination, such individual to the Board to replace the MDCI Nominee who has ceased to hold office. Any such succeeding individual shall thereafter be an MDCI Nominee.

Section 2.2    Management to Nominate and Vote

The Corporation hereby agrees that it shall cause the management of the Corporation to, in respect of every meeting of Shareholders at which the election of the directors is to be considered, and at every reconvened meeting following an adjournment or postponement thereof, nominate and recommend the MDCI Nominee identified in the Corporation’s proxy materials for election to the Board so long as such MDCI Nominee satisfies the Director Eligibility Criteria, and shall vote the Common Shares in respect of which management is granted a discretionary proxy in favour of the election of such MDCI Nominee to the Board at every such meeting.

Section 2.3    Representation on Board Committees

Subject to applicable Canadian Securities Laws, including, as applicable, any director independence and/or financial literacy requirements, MDCI shall have the right to appoint an MDCI Nominee, and the Corporation shall cause the MDCI Nominee to be appointed, to the Corporation’s Audit Committee, Compensation and Corporate Governance Committee and Social Responsibility and Technical Committee, and any other committees with similar mandates.

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Article 3 - MATTERS WITH RESPECT TO THE COMMON SHARES

Section 3.1    MDCI Equity Rights

As of the Closing Date, and for so long as the MDCI Pro Forma Percentage is at least 10%, MDCI shall have the right (the “MDCI Equity Right”) to maintain the MDCI Pro Forma Percentage in the issued and outstanding Common Shares in the event that the Corporation issues any Equity Securities pursuant to (i) an Equity Financing or (ii) a Non-Cash Transaction (assuming, in the case of an Equity Financing which includes the issuance of Convertible Securities, the full conversion of such Convertible Securities), in each case following the issuance, if any, of Equity Securities to Persons having similar rights in respect of the issuance of Equity Securities.

Section 3.2    Equity Financing

As of the Closing Date, and for so long as the MDCI Pro Forma Percentage is at least 10%, in the event that the Corporation proposes to issue Equity Securities in connection with an Equity Financing, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to MDCI in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least fifteen days prior to the proposed closing date of the Equity Financing (the “Equity Financing Notice”) specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale, provided that in the event such consideration is not determinable as of the date of the Equity Financing Notice, such information may be omitted from the Equity Financing Notice, but shall, in any event, be communicated to MDCI in writing no later than seven days prior to the proposed closing date of the Equity Financing; and (v) the proposed closing date of the Equity Financing;
(b)	MDCI shall have the right to subscribe for and purchase up to that number of Equity Securities that the Corporation proposes to offer for sale as described in the Equity Financing Notice such that the MDCI Pro Forma Percentage immediately following completion of such Equity Financing (assuming, in the case of an Equity Financing which includes the issuance of Convertible Securities, the full conversion of such Convertible Securities) will equal the MDCI Pro Forma Percentage immediately prior to the first public announcement of the proposed Equity Financing; provided, however, that MDCI shall not have the right to exercise, convert or exchange, as applicable, any Convertible Securities issued in such Equity Financing if such exercise, conversion or exchange would result in MDCI becoming a Control Person (as defined in Canadian Securities Laws or under the policies of the Exchange) prior to the Corporation obtaining any requisite Shareholder approval in accordance with Section 3.4. MDCI shall have the option to subscribe for and purchase the same form of Equity Securities for the consideration and on the same terms and conditions as offered to the other potential purchasers, all as set forth in the Equity Financing Notice. If MDCI elects to subscribe for such Equity Securities, MDCI shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Equity Financing (the “Participation Period”); provided that if the Corporation is proposing to undertake a Bought Deal in respect of such Equity Securities, the Corporation shall give such notice to MDCI, including anticipated pricing, as early as practicable in the circumstances in light of the speed and urgency under which Bought Deals are conducted (but not less than five days prior to the launch or public announcement of such Bought Deal) and MDCI shall have three days from the date the Corporation advises it of such proposed Bought Deal to notify the Corporation in writing of the number of Equity Securities that MDCI elects to subscribe for and purchase. Subject to Section 3.2(c), the subscription elected by MDCI pursuant to this Section 3.2(b) shall close concurrently with the closing of the Equity Financing; and

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(c)	MDCI agrees that if the Corporation decides to complete an Equity Financing prior to the expiry of the Participation Period or without MDCI’s participation, it shall be entitled to do so, provided that to the extent MDCI has exercised or exercises any MDCI Equity Right in accordance with this Section 3.2, the Corporation will sell the applicable number of Equity Securities to MDCI on or before the date that is fifteen (15) Business Days following the completion of the Equity Financing, and provided, further, that until the closing of such sale to MDCI (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the MDCI Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the MDCI Pro Forma Percentage immediately prior to the completion of the Equity Financing.

Section 3.3    Non-Cash Transactions

As of the Closing Date, and for so long as the MDCI Pro Forma Percentage is at least 10%, in the event that the Corporation proposes to issue Equity Securities in connection with a Non-Cash Transaction, other than pursuant to Section 3.5:

(a)	the Corporation shall deliver a notice to MDCI in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least fifteen days prior to the proposed closing date of the Non-Cash Transaction (the “Non-Cash Transaction Notice”) specifying: (i) the total number of Outstanding (Partially-Diluted) Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the Non-Cash Consideration Value; and (iv) the proposed closing date of the Non-Cash Transaction;
(b)	MDCI shall have the right to subscribe for and purchase that number (the “Anti-Dilution Non-Cash Securities”) of Equity Securities that the Corporation proposes to offer for sale as described in the Non-Cash Transaction Notice such that MDCI and its Affiliates collectively may maintain the MDCI Pro Forma Percentage immediately prior to the closing of the Non-Cash Transaction. MDCI shall have the option to subscribe for and purchase the Anti-Dilution Non-Cash Securities for consideration equal to the product of the number of Anti-Dilution Non-Cash Securities multiplied by the Non-Cash Consideration Value, all as set forth in the Non-Cash Transaction Notice. If MDCI elects to subscribe for such Anti-Dilution Non-Cash Securities, MDCI shall provide written notice to the Corporation at least five (5) Business Days prior to the proposed closing date of the Non-Cash Transaction; and

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(c)	to the extent MDCI has exercised or exercises any MDCI Equity Right in accordance with this Section 3.3, the Corporation will sell the applicable number of Anti-Dilution Non-Cash Securities to MDCI on or before the date that is fifteen (15) Business Days following the completion of the Non-Cash Transaction, and provided, further, that until the closing of such sale to MDCI (i) the Corporation will not hold any meetings of its Shareholders, and (ii) the MDCI Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the MDCI Pro Forma Percentage immediately prior to the completion of the Non-Cash Transaction.

Section 3.4    Approvals in Connection with MDCI Equity Rights

(a)	If MDCI exercises the MDCI Equity Right and the Corporation is required, under the rules and policies of the Exchange or under Canadian Securities Laws, to seek Shareholder approval for the issuance of the Equity Securities to MDCI pursuant to Section 3.3, the Corporation shall use commercially reasonable efforts to, at its expense, duly call and hold a meeting of its Shareholders to consider (and the Corporation shall recommend that Shareholders vote in favour of) the issuance of the Equity Securities to MDCI within 75 days after the date that the Corporation is advised by the Exchange that it will require such Shareholder approval. The Corporation may close any such issuance of Equity Securities prior to obtaining Shareholder approval; provided that, during the period between the closing of any such Equity Financing and the date of the Shareholder meeting to consider the issuance of the Equity Securities to MDCI, the MDCI Pro Forma Percentage for the purposes of this Agreement shall be deemed to be the MDCI Pro Forma Percentage immediately prior to the closing of the Equity Financing.
(b)	If MDCI exercises the MDCI Equity Right and the Corporation is required, under the rules and policies of the Exchange or under Canadian Securities Laws, to seek Shareholder approval for the issuance of the Convertible Securities to MDCI pursuant to Section 3.2 or for the issuance of Common Shares to MDCI pursuant to MDCI’s exercise, conversion or exchange of Convertible Securities issued pursuant to Section 3.2, the Corporation shall seek such Shareholder approval (and the Corporation shall recommend that Shareholders vote in favour of the relevant issuance) at the next meeting of Shareholders that occurs more than 30 days after the closing date of the relevant Equity Financing. If such Shareholder approval is not obtained at the next meeting of Shareholders that occurs more than 30 days after the closing date of the relevant Equity Financing, MDCI shall have the option, exercisable by providing written notice to the Corporation within 30 days of the Shareholder meeting date, to rescind its subscription for the Convertible Securities that cannot be exercised, converted or exchanged without Shareholder approval, in which case the Corporation shall reimburse MDCI for an amount equal to the subscription price paid for such Convertible Securities.
(c)	If MDCI exercises the MDCI Equity Right and the Corporation is required, under the rules and policies of the Exchange or under Canadian Securities Laws, to seek or obtain approval of the Exchange or any other person (other than Shareholders) for the issuance of the Equity Securities to MDCI pursuant to Section 3.2 or Section 3.3, the Corporation shall use commercially reasonable efforts to obtain such approvals or authorizations prior to any issuance of Equity Securities such that MDCI is able to fully exercise its rights under Section 3.2 or Section 3.3 in accordance with the terms set out therein.

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Section 3.5    Top-Up Right.

For so long as the MDCI Pro Forma Percentage is at least 10%, upon the issuance by the Corporation of Common Shares pursuant to (i) convertible securities existing as at the date of this Agreement (other than pursuant to the issuance of securities under the Sandstorm Debenture); or (ii) any of the Corporation’s security-based compensation arrangements:

(a)	MDCI shall have the right to subscribe for additional Common Shares of the Corporation (the “Anti-Dilution Top-Up Shares”) with effect from the first Business Day following each public release by the Corporation of its annual results or its results for its second quarter, as applicable (each, a “Top-Up Day”) to maintain the MDCI Pro Forma Percentage as at the immediately preceding Top-Up Day (but after taking account of any exercise or non-exercise of the MDCI Equity Right since such preceding Top-Up Day);
(b)	for the purposes of the first Top-Up Day following the Closing Date, the preceding Top-Up Day shall be deemed to be the date of this Agreement and the MDCI Pro Forma Percentage upon such date shall be deemed to be the MDCI Pro Forma Percentage upon the Closing Date;
(c)	MDCI shall provide written notice to the Corporation of its election to acquire the Anti-Dilution Top-Up Shares on or before the date that is ten (10) Business Days following the relevant Top-Up Day; and
(d)	the Anti-Dilution Top-Up Shares shall be issued at a price equal to the greater of the volume weighted average trading price of the Common Shares for the five (5) trading days prior to the date of the written notice and the minimum price permitted by the Exchange.

Section 3.6    Issuances Pursuant to the Sandstorm Debenture

The Corporation covenants and agrees with MDCI that, for so long as the MDCI Pro Forma Percentage is at least 10%, it will not, except with MDCI’s prior written consent, exercise its conversion right under the Sandstorm Debenture.

Section 3.7    Blackout Periods.

In relation to any exercise periods for MDCI to elect to purchase any Equity Securities pursuant to the MDCI Equity Right or in accordance with Section 3.5, to the extent that MDCI is restricted from trading in securities of the Corporation under Canadian Securities Laws or other Applicable Laws regulating insider trading, the relevant exercise period shall be extended until the second Business Day following the termination of such restriction.

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Article 4 - REGISTRATION RIGHTS

Section 4.1    Piggyback Registration Rights

(a)	If the Corporation proposes to make a Distribution, other than by way of a Bought Deal, the Corporation shall promptly give MDCI fifteen days’ prior written notice of the proposed Distribution (the “Distribution Notice”), including proposed pricing (provided that in the event the proposed pricing of the Distribution is not determinable as of the date of the Distribution Notice, such information may be omitted from the Distribution Notice, but, shall, in any event, be communicated to MDCI in writing no later than seven days prior to the proposed closing date of the Distribution). Upon the written request of MDCI given within ten days after receipt of the notice of the proposed Distribution from the Corporation, the Corporation shall use commercially reasonable efforts to, in conjunction with the proposed Distribution, cause to be qualified in such offering all or any whole number of the Common Shares held by MDCI (the “Qualifying Securities”) in accordance with the procedures set forth in Schedule A (a “Piggyback Registration”), provided that if the lead underwriter or underwriters of such proposed Distribution, acting in good faith, advise the Corporation in writing that, in its or their good faith judgment, the inclusion of the Qualifying Securities held by MDCI in the proposed Distribution should be limited (i) due to market conditions, or (ii) because the number of Common Shares proposed to be Distributed is likely to have a significant adverse effect on the successful marketing of the proposed Distribution (including the price acceptable to the Corporation), then the maximum number of Common Shares that the lead underwriter advises or lead underwriters advise shall be Distributed in the priority provided in Schedule A.
(b)	If the proposed Distribution is not completed within 180 days of a notice of a Piggyback Registration, the related notice of a Piggyback Registration delivered by MDCI hereunder shall be deemed to be withdrawn and the Corporation shall again be required to comply with the procedures set out in this Section 4.1 with respect to any proposed Distribution.
(c)	If the Corporation is proposing to undertake a Bought Deal, the Corporation shall give such notice to MDCI, including anticipated pricing, as early as practicable in the circumstances in light of the speed and urgency under which Bought Deals are conducted (but not less than five days prior to the launch of such Bought Deal). MDCI shall have three days from the date the Corporation advises it of such proposed Bought Deal to notify the Corporation of the number of Qualifying Securities that MDCI requests to be included in such Bought Deal; unless otherwise agreed to by the Corporation, such amount not to exceed the proportion in the Bought Deal that the Common Shares held by MDCI represent of all outstanding Common Shares. The Corporation shall use commercially reasonable efforts to include such Common Shares in any Bought Deal, and, if so included, the procedures set forth in Schedule A shall apply to such Distribution; provided that if the lead underwriter or underwriters of such proposed Bought Deal, acting in good faith, advises the Corporation in writing that, in its or their good faith judgment, the inclusion of the Qualifying Securities held by MDCI in the proposed Bought Deal should be limited (i) due to market conditions, or (ii) because the number of Common Shares proposed to be distributed is likely to have a significant adverse effect on the successful marketing of the proposed Distribution (including the price acceptable to the Corporation), then the maximum number of Common Shares that the lead underwriter advises or lead underwriters advise should be Distributed shall be allocated as follows: (x) first, to the number of Common Shares that the Corporation proposes to Distribute; and (y) second, to the number of Qualifying Securities, if any, that may be accommodated in such Distribution.

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(d)	The Corporation shall not be obligated to effect any Piggyback Registration under this section incidental to a Distribution in connection with any public offering in respect to a Non-Cash Transaction.

Article 5 - OTHER COVENANTS

Section 5.1    Conflicting Agreements

The Corporation agrees that: (i) it shall not grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Common Shares, except as expressly contemplated or permitted by this Agreement; (ii) it shall not enter into any agreement or arrangement of any kind with any person with respect to any Common Shares in conflict with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of MDCI under this Agreement; and (iii) if any provision of any charter, mandate, constating document or similar document of the Corporation or the Board conflicts with any provision of this Agreement, the provisions of this Agreement will prevail.

Section 5.2    Business Opportunities

To the fullest extent permitted by Applicable Law, neither MDCI nor any of its Affiliates shall have any obligation to refrain from (i) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Corporation or any of its Subsidiaries, or (ii) doing business with any counterparty of the Corporation or any of its Subsidiaries.

Section 5.3    Director Liability Insurance and Indemnity

Each MDCI Nominee Indemnitee shall be entitled to the benefit of any directors’ liability insurance or indemnity to which other directors of the Corporation or any of its Subsidiaries, as applicable, are entitled. Upon the request of MDCI, the Corporation shall enter into such indemnity agreements with the MDCI Nominee Indemnitees as requested by MDCI.

Section 5.4    Reasonable Information and Access Rights

Subject to Applicable Law, the Corporation will use its commercially reasonable efforts to permit MDCI and any of its representatives, at reasonable times and customary intervals during normal business hours, to inspect any of its property, to visit its offices and to discuss its financial matters with its financial officers or its accountants and to examine any of its books or corporate records as may be reasonably requested by MDCI. All such inspections while an Event of Default (as defined in the Debenture) has occurred and is continuing shall be at the cost of the Corporation and otherwise up to one inspection per fiscal year shall be at the cost of the Corporation.

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Section 5.5    Scotia Facility Refinancing

In connection with any refinancing of the Scotia Facility, (i) the Corporation shall include MDCI in any related market sounding exercise, and (ii) the Corporation shall use commercially reasonable efforts to refinance the Scotia Facility on terms and conditions that are more favourable in the aggregate than the Scotia Facility and give reasonable consideration to any proposed refinancing sourced by MDCI.

Article 6 - GENERAL

Section 6.1    Termination

This Agreement shall terminate and be of no further force and effect upon the date that the MDCI Pro Forma Percentage falls below 10% for a continuous period of at least 30 days (other than in cases where the MDCI Pro Forma Percentage falls below such percentage due to the failure of the Corporation to obtain any required shareholder, Exchange or other approval or authorization for any issuance of Equity Securities to MDCI pursuant to its rights under Article 3 of this Agreement); provided that, notwithstanding anything to the contrary in this Agreement, the provisions of Section 5.2, Section 5.3 and this Article 6 shall survive any termination of this Agreement.

Section 6.2    Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

Section 6.3    Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to MDCI:

MDC Industry Holding Company LLC

Al Mamoura Building A, Fifth Floor

Intersection of Muroor Road & 15th Street

P.O. Box 45005

Abu Dhabi

United Arab Emirates

Attn: .............................................................
Email: .......................................

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with a copy to:

McCarthy Tétrault LLP
745 Thurlow Street, Suite 2400
Vancouver, British Columbia
V6E 0C5
Attention: ...................
Email: ................................

if to the Corporation:

Equinox Gold Corp.
Suite 730, 800 West Pender Street
Vancouver, British Columbia
V6C 2V6
Attention: ....................
Email: ...................................................

with a copy to:

Blake, Cassels & Graydon LLP
2600 - 595 Burrard Street
Vancouver, British Columbia
V7X 1L3
Attention: .....................
Email: ..........................................

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 6.3.

Section 6.4    Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party. Notwithstanding the foregoing, MDCI shall be entitled to assign all its rights under this Agreement without the consent of the Corporation to an Affiliate who agrees to be bound by all of the covenants of MDCI contained herein and comply with the provisions of this Agreement.

Section 6.5    Announcements

The Corporation and MDCI agree that any press release, public announcement or other disclosure relating to this Agreement will only be made if required by Applicable Law, including the requirements of the Exchange. If the Corporation or MDCI is required by Applicable Law, including the requirements of the Exchange, to make a public announcement with respect to the Agreement, such Party will provide reasonable notice to the other Party and consult with the such other Party as to the substance of the text and provide reasonable consideration to any commentary provided by the other Party. If the Corporation is required by Applicable Law to publicly file this Agreement, it will make any redactions to the documents required to be filed reasonably requested by MDCI and permitted by Applicable Law.

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Section 6.6    Entire Agreement

The Parties agree that this Agreement contains, for good and valuable consideration, the entire agreement of MDCI and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.

Section 6.7    Expenses

Except as otherwise set forth in this Agreement, the Parties shall pay for the own costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement.

Section 6.8    Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of MDCI and the Corporation and their respective successors and assigns.

Section 6.9    Equitable Remedies

The Parties agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties (i) agrees that it shall not oppose the granting of any such relief and (ii) hereby irrevocably waives any requirement for the securing or posting of any bond in connection with any such relief.

Section 6.10    Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

Section 6.11    Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

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Section 6.12    Time of Essence

The Parties agree that time is of the essence in this Agreement.

Section 6.13    Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Investor Rights and Governance Agreement to be duly executed as of the date first set forth above.

MDC INDUSTRY HOLDING COMPANY LLC

Per:
Name:
Title:

Per:
Name:
Title:

EQUINOX GOLD CORP.

Per:
Name:
Title:

Per:
Name:
Title:

[Signature Page - Investor Rights Agreement]

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Schedule A
Registration Rights Procedures

1.	Registration Procedures

In connection with the Corporation’s Piggyback Registration obligations pursuant to Article 4 of the Agreement, the Corporation will use commercially reasonable efforts in accordance with Article 4 of the Agreement to effect the qualification for the offer and sale or other disposition or Distribution of Qualifying Securities of MDCI in one or more Canadian Reporting Jurisdictions as directed by MDCI, and in pursuance thereof the Corporation will as expeditiously as practicable:

(a)	in accordance with Article 4 of the Agreement, prepare and file in the English language, with the applicable Securities Regulatory Authorities a preliminary Prospectus and, promptly thereafter, a final Prospectus under and in compliance with the applicable Canadian Securities Laws, relating to the applicable Piggyback Registration, including all exhibits, financial statements and such other related documents required by the applicable Securities Regulatory Authorities to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted; and the Corporation will furnish to MDCI and the managing underwriters or underwriters, if any, copies of such preliminary Prospectus and final Prospectus and any amendments or supplements in the form filed with the applicable Securities Regulatory Authorities, promptly after the filing of such preliminary Prospectus and final Prospectus, amendments or supplements;
(b)	prepare and file with the applicable Securities Regulatory Authorities such amendments and supplements to the preliminary Prospectus and final Prospectus as may be necessary to complete the Distribution of all such Qualifying Securities and as required under any applicable provisions of Canadian Securities Laws;
(c)	notify MDCI and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation: (i) when the preliminary Prospectus and final Prospectus or any amendment thereto has been filed or been receipted, and furnish to MDCI and managing underwriters or underwriters, if any, with copies thereof; (ii) of any request by the applicable Securities Regulatory Authorities for amendments to the preliminary Prospectus or the final Prospectus or for additional information; (iii) of the issuance by the applicable Securities Regulatory Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or final Prospectus or the initiation or threatening of any proceedings for such purposes; and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Qualifying Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
(d)	promptly notify MDCI and the managing underwriter or underwriters, if any, when the Corporation becomes aware of the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Qualifying Securities when such Prospectus was delivered or if for any other reason it will be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Canadian Securities Laws and, in either case as promptly as practicable, prepare and file with the applicable Securities Regulatory Authorities, and furnish to MDCI and the managing underwriters or underwriters, if any, a supplement or amendment to such preliminary Prospectus or final Prospectus which will correct such statement or omission or effect such compliance;

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(e)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Corporation or affecting the securities of the Corporation suspending the use of any Prospectus or suspending the qualification of any Qualifying Securities covered by the Prospectus, or the initiation or the threatening of any proceedings for such purposes;
(f)	furnish to MDCI and each managing underwriter or underwriters, if any, copies of the preliminary Prospectus, final Prospectus or any amendments or supplements thereto, and provide MDCI and its counsel with a reasonable opportunity to review and provide comments to the Corporation on the Prospectus;
(g)	deliver to MDCI and the underwriters, if any, without charge, as many commercial copies of the preliminary Prospectus and the final Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto may only be used by MDCI and the underwriters, if any, in connection with the offering and sale of the Qualified Securities covered by the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto in accordance with applicable Canadian Securities Laws and, if applicable, pursuant to the terms and conditions of an underwriting agreement in customary form to be entered into among the Corporation, MDCI and the underwriters, if any) and such other documents as MDCI may reasonably request in order to facilitate the disposition of the Qualifying Securities by such Person;
(h)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulatory Authorities, use commercially reasonable efforts to qualify, and cooperate with MDCI, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Qualifying Securities for offer and sale under the applicable Canadian Securities Laws, as any such Person or underwriter reasonably requests in writing provided that the Corporation will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;
(i)	in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations, warranties and indemnities by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions;

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(j)	use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to MDCI and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Corporation’s auditor and/or the auditors of any financial statements included or incorporated by reference in a Prospectus;
(k)	furnish to MDCI and the managing underwriter or underwriters, if any, and such other Persons as MDCI may reasonably specify, such corporate certificates, satisfactory to MDCI acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as MDCI may reasonably request;
(l)	use commercially reasonable efforts to cause all Qualifying Securities covered by the Prospectus to be listed on each Exchange on which Common Shares are then listed or quoted;
(m)	participate in such marketing efforts as MDCI and the Corporation jointly determine (with advice from the managing underwriter or underwriters, if any) are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events; and
(n)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of MDCI under the Agreement.
2.	MDCI’s Obligations
(a)	MDCI will furnish to the Corporation such information regarding the Distribution of such Qualifying Securities and such other information relating to MDCI’s ownership of Common Shares as the Corporation may from time to time reasonably request in writing in order to comply with applicable Canadian Securities Laws in each jurisdiction in which a Piggyback Registration is to be effected. MDCI agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of the Agreement and applicable Canadian Securities Laws. MDCI will promptly notify the Corporation when MDCI becomes aware of the happening of any event (insofar as it relates to MDCI or information provided by MDCI in writing for inclusion in the applicable Prospectus) as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Prospectus was delivered not misleading or, if for any other reason it will be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Canadian Securities Laws.
(b)	MDCI will:
(i)	comply with applicable Canadian Securities Laws in connection with MDCI effecting trades (as defined under Canadian Securities Laws) in the Qualifying Securities and the use of any preliminary Prospectus, final Prospectus or other qualification document;

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(ii)	comply with any applicable published policies, rules and regulations of the applicable Securities Regulatory Authorities and any Exchange on which the Qualifying Securities are then listed or quoted; and
(iii)	promptly review and comment on any draft documents provided to MDCI under Section 1 of this Schedule A.
(c)	In connection with any underwritten offering in connection with a Piggyback Registration, MDCI will enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations, warranties and indemnities by MDCI and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.
3.	Underwriters’ Cutback
(a)	If, in connection with a Piggy-Back Registration, the managing underwriter or underwriters will impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within the minimum price acceptable to the Corporation (an “Underwriters’ Cutback”), then the Corporation will be obligated to include in such Distribution only such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:
(i)	first, such securities offered by the Corporation for its own account; and
(ii)	second, if there are any additional securities that may be underwritten at no less than the minimum price acceptable to the Corporation after allowing for the inclusion of all of the securities required under (i) above, such Qualifying Securities requested to be qualified by MDCI, provided that if any Qualifying Securities requested to be qualified by MDCI are not otherwise included in such Distribution, such Qualified Securities that are not so included will be included, to the fullest extent possible, in an over-allotment option which will be granted to the underwriters in connection with such Distribution for such amount of Common Shares requested to be qualified by MDCI that were not otherwise included in such Distribution.
4.	Withdrawal of Qualifying Securities
(a)	MDCI will have the right to withdraw its request for inclusion of its Qualifying Securities in any Piggyback Registration pursuant to Section 4.1 of the Agreement by giving written notice to the Corporation of its request to withdraw; provided, however, that:

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(i)	such request must be made in writing prior to the execution of the enforceable bought deal letter or underwriting agreement with respect to such Distribution; and
(ii)	such withdrawal will be irrevocable and, after making such withdrawal, MDCI will no longer have any right to include its Qualifying Securities in the Distribution pertaining to which such withdrawal was made.
(b)	Provided that MDCI withdraws all of its Qualifying Securities from a Piggyback Registration in accordance with Section 4(a) of this Schedule A prior to the filing of a preliminary Prospectus, MDCI will be deemed to not have participated in or requested such Piggyback Registration.
(c)	Notwithstanding Section 4(a)(i) of this Schedule A, if MDCI withdraws its request for inclusion of its Qualifying Securities from a Piggyback Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Corporation, MDCI will not be deemed to have participated in or requested such Piggyback Registration.
5.	Expenses

All expenses incurred in connection with a Piggyback Registration pursuant to Section 4.1 of the Agreement (excluding MDCI’s pro rata share of underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, and MDCI’s legal and professional fees, all of which will be borne by MDCI (the “Investor’s Expenses”)), including: (i) applicable Securities Regulatory Authorities, Canadian stock exchange registration listing and filing fees relating to the Qualifying Securities; (ii) fees and expenses of compliance with Canadian Securities Laws; (iii) printing and copying expenses; (iv) messenger and delivery expenses; (v) expenses incurred in connection with any road show and marketing activities; (vi) fees and disbursements of counsel to the Corporation; (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Corporation; (viii) translation expenses; and (ix) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding MDCI’s Expenses), will be borne by the Corporation.

6.	Due Diligence; Indemnification
(a)	In connection with the preparation and filing of any Prospectus in connection with a Piggyback Registration as herein contemplated, the Corporation will give MDCI, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to fully participate in the preparation of such documents and each amendment thereof or supplement thereto, and will insert therein such material furnished to the Corporation in writing, which in the reasonable judgment of the Corporation and its counsel should be included, and will give each of them such reasonable and customary access to the Corporation’s books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors, and to conduct all reasonable and customary due diligence which MDCI and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in Canada for inclusion in such documents, provided that MDCI and the underwriters agree to maintain the confidentiality of such information.

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(b)	In connection with any Piggyback Registration, the Corporation will indemnify and hold harmless MDCI and its Affiliates and each of their respective directors, officers, employees and agents, shareholders, limited partners and underwriters, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or as incurred, arising out of or based upon any failure to comply with Canadian Securities Laws; provided that the Corporation will not be liable under this Section 6(b) of this Schedule A for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 6(b) of this Schedule A in respect of MDCI will not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Corporation by MDCI or underwriter stating that such information is being provided for use in the Prospectus.
(c)	In connection with any Piggyback Registration, MDCI will indemnify and hold harmless the Corporation and each of its directors, officers, employees, agents and shareholders from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made or required to be made in the Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Corporation by MDCI, stating that such information is being provided for use in the Prospectus; provided that MDCI will not be liable under this Section 6(c) of this Schedule A for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 6(c) of this Schedule A will not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus relating to a Piggyback Registration if the Corporation or any underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus corrected such untrue statement or omission; provided, further that in no event will MDCI be liable for indemnification or contribution for an amount greater than the lesser of: (i) the net sales proceeds actually received by MDCI; and (ii) MDCI’s proportionate share of any such liability based on the net sales proceeds actually received by MDCI and the aggregate net sales proceeds of the Distribution.

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(d)	Each party entitled to indemnification under this Section 6(c) of this Schedule A (the “Specified Indemnified Party”) will give written notice to the party required to provide indemnification (the “Specified Indemnifying Party”) promptly after such Specified Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Specified Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Specified Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Specified Indemnified Party (whose approval will not be unreasonably withheld), and the Specified Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Specified Indemnified Party to give notice as provided herein will not relieve the Specified Indemnifying Party of its obligations under this Section 6 of this Schedule “A unless the failure to give such notice is materially prejudicial to a Specified Indemnifying Party’s ability to defend such action. A Specified Indemnified Party will have the right to retain its own counsel, with fees and expenses to be paid by the Specified Indemnifying Party, if representation of such Specified Indemnified Party by the counsel retained by the Specified Indemnifying Party would be inappropriate due to actual or potential conflicting interests between such Specified Indemnified Party and any other party represented by such counsel in such proceeding. No Specified Indemnifying Party, in the defense of any such claim or litigation, will, except with the consent of each Specified Indemnified Party, consent to entry of any judgment or enter into any settlement unless such settlement includes as an unconditional term thereof: (i) the giving by the claimant or plaintiff to such Specified Indemnified Party of a release from all liability in respect to such claim or litigation; (ii) no admission on the part of the Specified Indemnified Party that it violated any law or infringed the rights of any person; and (iii) provides as the claimant’s or plaintiff’s sole relief monetary damages (that are paid in full by the Specified Indemnifying Party).
(e)	If the indemnification provided for in this Section 6 of this Schedule A is held by a court of competent jurisdiction to be unavailable to a Specified Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Specified Indemnifying Party, in lieu of indemnifying such Specified Indemnified Party hereunder, will contribute to the amount paid or payable by such Specified Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Specified Indemnifying Party on the one hand and of the Specified Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations, provided, however, that the liability of MDCI under this Section 6(e) of this Schedule A will not exceed the lesser of: (i) the net sales proceeds actually received by MDCI; and (ii) MDCI’s proportionate share of any such liability based on the net sales proceeds actually received by MDCI and the aggregate net sales proceeds of the Distribution. The relative fault of the Specified Indemnifying Party and of the Specified Indemnified Party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Specified Indemnifying Party or by the Specified Indemnified Party and the parties’ relative intent with respect to, knowledge regarding and opportunity to correct, such information. No person guilty of fraudulent misrepresentation will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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